SUBSCRIPTION AGREEMENT
This Agreement is made as of the 19th day of June, 2018 between Grosvenor Capital Management, L.P., an Illinois limited partnership, (“GCMLP”), and Hedge Fund Guided Portfolio Solution, a Delaware statutory trust (the “Fund”).
WHEREAS, the Fund wishes to sell to GCMLP, and GCMLP wishes to purchase from the Fund, $100,000 of common shares of beneficial interest, $.001 par value per share, of the Fund (10,000 common shares at a purchase price of $10.00 per share (collectively, the “Shares”)); and
WHEREAS, GCMLP is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940, as amended;
NOW, THEREFORE, the parties hereto agree as follows:
1.	Promptly after the execution of this Agreement, GCMLP will wire $100,000 to the Fund in full payment for the Shares.
2.	GCMLP agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.
Executed as of the date first set forth above.
GROSVENOR CAPITAL MANAGEMENT, L.P.

By:	/s/ Girish S. Kashyap

Name:	Girish S. Kashyap

Title:	Managing Director
HEDGE FUND GUIDED PORTFOLIO SOLUTION

By:	/s/ Scott J. Lederman

Name:	Scott J. Lederman

Title:	President and Chief Executive Officer